Alpha Teknova, Inc.

2451 Bert Drive

Hollister, CA 95023

July 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Jordan Nimitz

Re:	Alpha Teknova, Inc.
Registration Statement on Form S-3
Registration No. 333-265987

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Teknova, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-265987) of the Company, filed with the Securities and Exchange Commission on July 1, 2022 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m., Eastern Time, on July 12, 2022 or as soon as possible thereafter. As of the date hereof, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Ms. Elizabeth A. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

ALPHA TEKNOVA, INC.

By:	/s/ Matthew Lowell
Matthew Lowell
Chief Financial Officer

cc:    Elizabeth A. Razzano, Esq. (Paul Hastings LLP)